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                                                                 EXHIBIT 8.2

                    FORM OF OPINION OF DYKEMA GOSSETT PLLC
           (as to certain income tax to consequences of the Merger)

                                August __, 1996



Network Express, Inc.
305 East Eisenhower Parkway
Ann Arbor, Michigan 48108

Gentlemen:

     We have acted as counsel to Network Express, Inc., a Michigan corporation ("Network"), in connection with the contemplated merger under the laws of the State of Michigan (the "Merger") of Cabletron Systems of Michigan, Inc. ("Cabletron Michigan"), a Michigan corporation and a wholly-owned subsidiary of Cabletron Systems, Inc., a Delaware corporation ("Cabletron"), with and into Network pursuant to an Agreement and Plan of Merger, dated as of May 21, 1996, (the "Merger Agreement"), by and among Cabletron, Cabletron Michigan and Network. The delivery of an opinion on the Effective Time, substantially to the effect and in substantially the form set forth below, is a condition to the Merger pursuant to Section 6.3(d) of the Merger Agreement. All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Proxy Statement/Prospectus, dated July 2, 1996, prepared by Cabletron and Network in connection with the Merger (the "Proxy Statement/Prospectus").

     In rendering our opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the Proxy Statement/Prospectus, and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have relied upon certain statements and representations made by

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Network Express, Inc.
August __, 1996
Page 2

executives of Cabletron and Network, as well as other statements, representations and assumptions. Our opinion is conditioned on, among other things, the initial and continuing accuracy of such facts, information, covenants, representations and assumptions.

     In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents. We have also assumed that the Merger will be consummated in accordance with the Merger Agreement and as described in the Proxy Statement/Prospectus.

     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service (the "Service") and such other authorities as we have considered relevant. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change in the authorities upon which our opinion is based could affect our conclusion.

DESCRIPTION OF THE ACQUISITION

     The following is a summary of the material terms of the Merger, the details of which are more fully described in the Proxy Statement/Prospectus.

     The Merger Agreement provides that, subject to the satisfaction or waiver of the conditions set forth therein, Cabletron Michigan will merge with and into Network pursuant to the Michigan Business Corporation Act ("MBCA"). Upon consummation of the Merger, each outstanding share of Network Common Stock will be converted into 0.1388 shares of Cabletron Common Stock. Network Express has only one class of outstanding stock, the Network Common Stock.

















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Network Express, Inc.
June  , 1996
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     No fractional shares of Cabletron Common Stock will be issued. Each holder who would otherwise be entitled to a fractional share of Cabletron Common Stock will receive a cash payment equal to the product of the fractional interest and the closing price of Cabletron Common Stock on the New York Stock Exchange, Inc. on the date of the Effective Time.

OPINION

     Based solely upon the foregoing, we are of the opinion that under current law:

          (i) the Merger will constitute a reorganization within the meaning of
     Section 368(a) of the Code, and Cabletron, Network and Cabletron Michigan will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

          (ii) no gain or loss will be recognized by the shareholders of Network upon their receipt of Cabletron Common Stock in exchange for their Network Common Stock, except that shareholders will recognize gain or loss realized, if any, on the receipt of cash for fractional shares, and such gain or loss will constitute capital gain or loss to a Network shareholder if he holds his Network Common Stock as a capital asset at the Effective Time;

          (iii) the tax basis in the shares of Cabletron Common Stock received by the holders of Network Common Stock will be the same as the tax basis in their Network Common Stock exchanged therefor, decreased by the amount of tax basis allocated to any fractional interest for which cash was paid; and

          (iv) the holding period of the Cabletron Common Stock in the hands of the Network shareholders will include the holding period of their Network Common Stock exchanged therefor, provided such Network Common Stock is held as a capital asset at the Effective Time.

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Network Express, Inc.
June  , 1996
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Discussion

     Continuity of Interest. In order to qualify as a reorganization under
Section 368(a) of the Code, the Merger must satisfy, among other tests, the judicial and regulatory requirement that former shareholders of Network obtain a sufficient "continuity of interest" in the equity of Cabletron. The "continuity of interest" doctrine requires that the continuing stock interest of the former owners of an acquired corporation, considered in the aggregate, must represent a substantial part of the value of their former interest, and provide them with a definite and substantial interest in the affairs of an acquiring corporation. For purposes of issuing a favorable advance ruling, the Service requires that the stock of the acquiring corporation used as consideration be equal in value, as of the Effective Time, to at least 50 percent of the value of all the formerly outstanding stock of the acquired corporation as of the same date. This advance ruling guideline is generally somewhat more restrictive than the judicial authorities, and does not purport to establish as a matter of law the lower limit of stock consideration necessary for qualification as a reorganization. The Service's guidelines indicate, in relevant part, that for this purpose, shares of acquired corporation stock exchanged for cash will be treated as outstanding acquired corporation stock on the date of the transaction, as well as shares of acquired corporation stock and shares of acquiring corporation stock held by acquired corporation shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction. Under the terms of the Merger Agreement, each issued and outstanding share of Network Common Stock will be converted at the Effective Time into the right to receive 0.1388 shares of newly issued Cabletron Common Stock (the "Exchange Ratio"). The President and Chief Executive Officer of Network, on behalf of Network's management, has made the representation that there is no plan or intention by the shareholders of Network who own 5 percent or more of the stock of Network and, to the best of management's knowledge, there is no plan or intention on the part of the remaining shareholders of Network to dispose of Cabletron Common Stock received in the Merger in an amount that would reduce the Network shareholders' Cabletron Common Stock to a number of shares having a value, as of the Effective Time of the Merger, of less than 50 percent of the value of all
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Network Express, Inc.
June  , 1996
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of the formerly outstanding stock of Network as of the same date. Based upon these facts, we believe that the Cabletron Common Stock received by Network shareholders in the Merger will be sufficient to satisfy the continuity of shareholder interest requirement of a reorganization under Section 368(a).

     CONTINUITY OF BUSINESS ENTERPRISE. In addition to the continuity of interest requirement discussed above, the Treasury Regulations under Section 368 provide that for a reorganization to qualify under Section 368(a), a "continuity of business enterprise" test must be satisfied. The Treasury Regulations require the acquiring corporation either to continue the historic business of the acquired corporation or to use a significant portion of the acquired corporation's historic business assets in a business after the completion of the reorganization. Cabletron has represented that Cabletron intends to cause Network to continue its historic business or use a significant portion of its historic business assets in a business following the consummation of the Merger, and does not intend to cause Network to dispose of any of its assets other than in the ordinary course of business. Accordingly, we believe that the continuity of business enterprise test set forth in the Treasury Regulations will be satisfied.

     STATUTORY REQUIREMENTS

     (a) MERGER UNDER STATE LAW. In addition to the general tests of continuity of interest and continuity of business enterprise, the Merger also must satisfy the specific requirements of Section 368(a)(2)(E). First, Section 368(a)(2)(E) requires that the Merger qualify as a merger under the applicable laws of the State of Michigan. We understand that the Merger will qualify under the MBCA.

     (b) SUBTANTIALLY ALL ASSETS. Second, after the transaction, Network must hold substantially all of its assets and substantially all of the assets of Cabletron Michigan. In this regard, we rely upon the representations made by Network and Cabletron to the effect that, after the Merger, Network will hold at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of each of Network and


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Network Express, Inc.
June  , 1996
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Cabletron Michigan actually held at the Effective Time. This complies with the current advance ruling standards of the Service which, as stated above, generally are more restrictive than the judicial authorities.

     (c) CONTROL ACQUIRED. Third, Section 368(a)(2)(E)(ii) requires that the shareholders of the acquired corporation exchange for voting stock of the controlling corporation an amount of stock in the acquired corporation which constitutes control thereof. Control is defined in Section 368(c) as "at least 80 percent of the total combined voting power of all classes of stock entitled to vote" and "at least 80 percent of the total number of shares of all other classes of stock." The Merger Agreement provides that the only non-stock consideration to be received by Network shareholders for their Network voting stock is cash for fractional shares. Cabletron has represented that it expects this cash to amount to less than 1 percent of the total consideration in the exchange. There are no shares of Network capital stock outstanding other than shares of Network Common Stock. Therefore, at least 80 percent of the Network Common Stock will be exchanged for Cabletron voting stock. Accordingly, we believe that Network shareholders will exchange Network Common Stock which constitutes control solely in exchange for voting stock of Cabletron.

                                   *   *   *

     Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transactions related thereto. We undertake no responsibility to update this opinion for changes in the law or relevant facts subsequent to the date of this letter. This opinion is solely for your benefit and is not to be used, circulated, quoted or otherwise referred to for any purpose without our express written permission.

     We hereby consent to the inclusion of this opinion as Exhibit 8.2 of the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the Proxy Statement/Prospectus constituting a part of the Registration Statement. In giving such consent, we do not concede that we are experts within the meaning of the Securities Act of 1933, as amended (the "Act"), or the rules or regulations thereunder or that this consent is required by Section 7 of the Act.

                                        Sincerely,